Filed Pursuant to Rule 433 Registration Statement Number 333-189888 July 30, 2013
Royal Bank of Canada – Contingent Barrier Enhanced Notes Linked to the EURO STOXX 50® Index

Trade Details & Characteristics
Issuer:	Royal Bank of Canada (“RBC”)
Pricing Date:	Expected to be August 2, 2013
Issue Date:	Expected to be August 7, 2013
Reference Asset:	EURO STOXX 50® Index (the “Index”)
Payment at Maturity:
A cash payment at maturity per $1,000 principal amount of notes equal to:
 o   if a Knock-Out Event does not occur, $1,000 + ($1,000 x the Contingent Digital Return).
 o   if a Knock-Out Event occurs, the lesser of (a) $1,000 + ($1,000 x Percentage Change) and (b) $1,000 + ($1,000 x Maximum Return).

Contingent Digital Return:	10%
Maximum Return:	10%
Barrier Level:	-20%
Percentage Change:	(Final Level – Initial Level) / Initial Level
Knock-Out Event:	A Knock-Out Event will occur if the closing level of the Index is below the Barrier Level on any trading day during the Observation Period.
Observation Period:	Beginning on the pricing date and ending on, and including, the Valuation Date.
Initial Level:	The closing level of the Index on the Pricing Date.
Final Level:	The closing level of the Index on the Valuation Date.
Valuation Date: †	August 15, 2014
Maturity Date: †	August 20, 2014
Fees and Commissions:	J.P. Morgan Securities LLC, acting as dealer, will receive from RBC Capital Markets, LLC, the agent, a fixed sales commission of 1% for each note it sells.
Return Profile
•
If a Knock-Out Event does not occur, provides opportunity for a return at maturity equal to the Contingent Digital Return. In addition, if a Knock-Out Event does occur, investors will receive the lesser of the Percentage Change and the Maximum Return.  Any payment on the notes is subject to RBC’s ability to pay its obligations as they become due.

•
Investors should be willing to forgo interest and dividend payments and be willing to lose some or all of their investment if a Knock-Out Event occurs and the Percentage Change is less than zero. You could lose your entire investment.

Product Risks
•	Investment may result in a loss of up to 100%. If a Knock-Out Event occurs, you will be fully exposed to the depreciation in the Index.
•	The potential return on the notes is limited to 10%.
•	The notes do not pay interest.
•
Although the return on the notes will be based on the performance of the Index, the payment of any amount due on the notes is subject to the credit risk of RBC. Investors are dependent on RBC’s ability to pay all amounts due on the notes and, therefore, investors are subject to RBC’s credit risk.

•	See next page for additional risks.

Hypothetical Payment at Maturity*^

^ The graph assumes that a Knock-Out Event has not occurred prior to the Valuation Date.
Hypothetical Payment at Maturity*
		Knock-Out Event Does Not Occur		Knock-Out Event Occurs
Final Level	Percentage Change	Payment at Maturity	Note Return	Payment at Maturity	Note Return
5,483.46	100.00%	$1,100.00	10.00%	$1,100.00	10.00%
4,112.60	50.00%	$1,100.00	10.00%	$1,100.00	10.00%
3,290.08	20.00%	$1,100.00	10.00%	$1,100.00	10.00%
3,152.99	15.00%	$1,100.00	10.00%	$1,100.00	10.00%
3,015.90	10.00%	$1,100.00	10.00%	$1,100.00	10.00%
2,878.82	5.00%	$1,100.00	10.00%	$1,050.00	5.00%
2,741.73	0.00%	$1,100.00	10.00%	$1,000.00	0.00%
2,604.64	-5.00%	$1,100.00	10.00%	$950.00	-5.00%
2,467.56	-10.00%	$1,100.00	10.00%	$900.00	-10.00%
2,193.38	-20.00%	$1,100.00	10.00%	$800.00	-20.00%
1,919.21	-30.00%	N/A	N/A	$700.00	-30.00%
1,370.87	-50.00%	N/A	N/A	$500.00	-50.00%
0.00	-100.00%	N/A	N/A	$0.00	-100.00%
* The graph and the table illustrate the hypothetical Payments at Maturity for a $1,000 principal amount of notes for a hypothetical range of performance of the Index assuming an Initial Level of 2,741.73. These hypothetical results set forth above are for illustrative purposes only. The actual payment at maturity will be based on the Final Level and whether a Knock-Out Event occurs. Any payment on the notes is subject to RBC’s ability to pay its obligations as they come due. The numbers above have been rounded for ease of analysis.
† Subject to postponement as described in the product prospectus supplement

J.P. Morgan Securities LLC Placement Agent

Product Risks (continued)

•
Investors in the notes could lose a substantial portion of their principal amount if there is a decline in the level of the Index. If a Knock-Out Event occurs, and the Final Level is less than the Initial Level, you will lose 1% of the principal amount of your notes for each 1% that the Final Level is less than the Initial Level.

•
If the closing level decreases below the Barrier Level on any trading day during the Observation Period, you will be fully exposed to any decline in the level of the Index, and you will not be entitled to receive the benefit provided by the Contingent Digital Return on the Notes. As a result, you may lose some or all of your investment.

•	Investors in the notes will not receive a return that exceeds 10%. Accordingly, if the level of the Index rises significantly, the notes will underperform the Index.

•
The original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which RBC (or its affiliates), will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. You should be willing and able to hold your notes to maturity.

•	As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the equity securities included in the Index.

•
The notes will not be listed on any securities exchange. RBC (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes when you wish to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which RBC (or its affiliates) is willing to buy the notes.

•
RBC and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging RBC’s obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of RBC are potentially adverse to your interests as an investor in the notes.

•
In addition to the closing level of the Index, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including the actual and expected volatility of the Index, the time to maturity of the notes, the dividend rate on the equity securities included in the Index, interest and yield rates in the market generally, investors’ expectations with respect to the rate of inflation, geopolitical conditions and a variety of economic, financial, political, regulatory and judicial events that affect the equity securities included in the Index, and our creditworthiness, including actual or anticipated downgrades in our credit ratings.

The risks set forth in the section entitled “Product Risks” above are only intended as summaries of some of the risks relating to an investment in the notes. Prior to investing in the notes, you should, in particular, review the “Product Risks” above, the “Selected Risk Considerations” section in the applicable free writing prospectus and the “Additional Risk Factors Specific to the Notes” section of the product prospectus supplement, which set forth additional risks relating to an investment in the notes.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

Disclaimer

IRS Circular 230 Notice: To ensure compliance with IRS Circular 230, you are hereby notified that: (a) any discussion of federal tax issues contained or referred to herein is not intended or written to be used, and cannot be used, by you for the purpose of avoiding penalties that may be imposed on you under the Internal Revenue Code; (b) such discussion is written in connection with the promotion or marketing by us of the transactions or matters addressed herein; and (c) you should seek advice based on your particular circumstances from an independent tax advisor.

Investment suitability must be determined individually for each investor, and the notes described herein may not be suitable for all investors. The product described herein should generally be held to maturity as early sales could result in lower than anticipated returns and loss of principal. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This document is a summary of the terms of the notes and factors that you should consider before deciding to invest in the notes. RBC has filed a registration statement (including a free writing prospectus, product prospectus supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the free writing prospectus dated July 30, 2013, Product Prospectus Supplement ERN-EI-1 dated July 25, 2013, Prospectus Supplement dated July 23, 2013 and Prospectus dated July 23, 2013, to understand fully the terms of the notes and other considerations that are important in making a decision about investing in the notes. You may obtain these documents by phoning RBC Capital Markets, LLC toll-free at 1-866-609-6009. You may also access these documents without cost on the SEC Web site at www.sec.gov as follows:

Free Writing Prospectus dated July 30, 2013:

http://www.sec.gov/Archives/edgar/data/1000275/000121465913004208/s730131fwp.htm

Product Prospectus Supplement ERN-EI-1 dated July 25, 2013:

http://www.sec.gov/Archives/edgar/data/1000275/000121465913004079/a724130424b5.htm

Prospectus Supplement dated July 23, 2013:

http://www.sec.gov/Archives/edgar/data/1000275/000121465913004045/j716130424b3.htm

Prospectus dated July 23, 2013:

http://www.sec.gov/Archives/edgar/data/1000275/000121465913004043/f722130424b3.htm